Exhibit 3

Names and addresses of the Underwriters of the Republic’s 3.625% Notes due 2007

Republic of Italy
Underwriters’ Addresses in relation to the Republic’s US$3,000,000,000
3.625% Global Notes due September 14, 2007

Merrill Lynch International	Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Salomon Smith Barney Inc.	388 Greenwich Street New York, NY 10013

UBS AG, acting through its business group UBS Warburg	1 Finsbury Avenue London EC2M 2PP

ABN AMRO Bank N.V	250 Bishopsgate London EC2M 4AA

Banca IMI S.p.A	Corso Matteotti, 6 Milan 20121

Credit Suisse First Boston (Europe) Limited	One Cabot Square London E14 4QJ

Deutsche Bank AG London	Winchester House 1 Great Winchester Street London EC2N 2DB

Goldman Sachs International	Peterborough Court 133 Fleet Street London EC4A 2BB

Lehman Brothers International (Europe)	One Broadgate London EC2M 7HA

Nomura International plc	1 St. Martin’s-le-Grand London EC1A 4NP

UniCredit Banca Mobiliare S.p.A	Via Tommaso Grossi, 10 Milan 20121